Exhibit 99.6

To announce the Company’s August 2014 revenues

Date of events: 2014/09/10

Contents:

1.	Date of occurrence of the event: 2014/09/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom today announced its unaudited consolidated revenue of NT$18.56 billion for August 2014, a decrease of 2.8% as compared to the same period of 2013. Operating costs and expenses increased by 2.1% to NT$15.24 billion year-over-year. Operating income decreased by 20.3% to NT$3.32 billion. Income before income tax decreased by 20.6% to NT$3.45 billion. Net income attributable to stockholders of the parent decreased by 18.0% to NT$28.8 billion, and EPS was NT$0.37. The decrease of operating income, income before income tax and net income attributable to the stockholders of the parent was mainly due to the early retirement program which increased personnel expenses. The early retirement program caused one-time expense; however, it will save personnel expenses in future years. Despite of the 21.9% mobile value added service revenue growth derived from mobile internet subscriber increase, mobile communications business revenue decreased 6.6% year-over-year, mainly due to the 13.6% decrease in mobile voice revenue resulting from the VoIP substitution and market competition as well as the 21.6% decline in handset sales. Broadband access revenue decreased by 1.5% and HiNet ISP increased by 1.1%, respectively, year-over-year. For traditional fixed line services, local and DLD service revenue decreased by 6.7% and 5.5%, respectively, owing to mobile and VOIP substitution.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: N.A.